Exhibit 99.1

Press Release

For immediate release

CBL INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liabilities)

(NASDAQ: BANL)

CBL International Limited Announces

2024 Annual Results at Webcast

Kuala Lumpur, April 8, 2025 — CBL International Limited (the “Company” or “CBL”) (NASDAQ: BANL), the listing vehicle of Banle Group (“Banle” or “the Group”), a reputable marine fuel logistic company based in the Asia-Pacific region, announced today it will file its Annual Report on Form 20-F for the year ended December 31, 2024, on Wednesday, April 16, 2025.

CBL will host a webcast on Thursday, April 17, 2025, at 10:00 am HKT or Wednesday, April 16, 2025, at 10:00 pm ET. Company Management will discuss the Group’s business strategies and recent developments at the webcast.

Company Management attending:

Dr. Teck Lim Chia – Chairman & Chief Executive Officer
Mr. Nicholas Fung – Assistant Chief Financial Officer
Ms. Venus Zhao – Investor Relations & Public Relations Director

Registration for the webcast is now open. Analysts and investors who wish to join the webcast are invited to register via the following link:

English: https://edge.media-server.com/mmc/p/99dbfk3g

Chinese:https://webcast.roadshowchina.cn/K1E3N2VMdGJ6RXNRSk5pSGltNzJLZz09

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About the Banle Group

CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistic company based in the Asia Pacific region that was established in 2015. We are committed to providing customers with one-stop solution for vessel refueling, which is referred to as bunkering facilitator in the bunkering industry. We facilitate vessel refueling mainly through local physical suppliers in over 60 major ports covering Belgium, China, Hong Kong, India, Japan, Korea, Malaysia, Mauritius, Panama, the Philippines, Singapore, Taiwan, Thailand, Turkey and Vietnam, as of 12 September, 2024. The Group actively promotes the use of sustainable fuels and is awarded the ISCC EU and ISCC Plus certifications.

For more information about our company, please visit our website at: https://www.banle-intl.com.

Forward-Looking Statements

Certain statements in this announcement are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “should,” “would,” “plan,” “future,” “outlook,” “potential,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. They involve known and unknown risks and uncertainties and are based on various assumptions, whether or not identified in this press release and on current expectations of BANL’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BANL. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, markets, financial, political and legal conditions, geopolitical disruptions and other events that result in material changes in fuel prices. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

CBL INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liabilities)

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com

Strategic Financial Relations Limited

Shelly Cheng	Tel: (852) 2864 4857
Iris Au Yeung	Tel: (852) 2114 4913
Email:	sprg_cbl@sprg.com.hk

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